

April 17, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re: China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated April 8, 2013**
> **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your response dated April 8, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

17. Shareholders' Equity, page 78

1. We reviewed your response to the comment in our letter dated March 28, 2013. We do not believe the guidance in ASC 450 should be applied to subsequently measure the instrument you initially recorded using the guidance in ASC 480. As such, please revise your financial statements to subsequently measure the instrument in accordance with the measurement guidance in ASC 480-10-35.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief